Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP)—SECOND QUARTER 2017 RESULTS

Highlights

•	Operating revenue of $267.9 million.

•	Operating income of $81.6 million.

•	Net income of $16.6 million.

•	Adjusted EBITDA[1] of $164.6 million.

•	Cash and cash equivalents of $919.1 million.

•	Economic utilization[2] of 96%.

•	Order backlog of $1.9 billion and average contract duration of 1.5 years as of August 24, 2017.

Financial Results Overview

Total operating revenues for the second quarter were $267.9 million (1Q17: $327.5 million). The decrease was primarily due to the West Aquarius earning a lower day rate on its new contract and lower termination fees relating to the West Capella, partially offset by a full quarter of operations for the West Vencedor.

Total operating expenses for the second quarter were $186.3 million (1Q17: $175.4 million). The increase was due to a full quarter of operations for the West Vencedor, re-commencement costs for the West Capricorn prior to the unit returning to operations and higher general and administrative expenses related to costs incurred as part of the recently announced amendments to three credit facilities.

Operating income was $81.6 million (1Q17: $173.4 million). The decrease was primarily due to lower revenues, higher expenses and a fair value gain on the revaluation of contingent consideration on the West Polaris in the first quarter not being repeated in the second quarter.

Net financial items resulted in an expense of $57.3 million (1Q17: expense of $46.1 million). The main movement related to a higher loss on the mark to market valuation of derivatives of $16.7 million (1Q17: loss of $6.2 million).

Income before tax was $24.3 million (1Q17: $127.3 million). Income tax expense for the second quarter was $7.7 million (1Q17: $20.4 million).

Net income attributable to Seadrill Partners LLC Members was $11.7 million for the second quarter (1Q17: $56.8 million) and distributable cash flow3 was $32.7 million (1Q17: $68.9 million).

In April, Seadrill Partners deferred distributions to common unitholders until an agreement was reached with its lending banks to insulate itself from potential events of default by Seadrill Limited should Seadrill Limited require the use of in court processes, such as schemes of arrangement or chapter 11 proceedings, to implement its restructuring.

[1]	Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Partners. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US Generally Accepted Accounting Principles (“US GAAP”) earnings for that period. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.
[3]	Refer to Appendix A

The recently announced amendments to three credit facilities have successfully insulated the company as well as addressing near term refinancing requirements and distributions will be resumed at the same level as prior to the deferral. A quarterly cash distribution with respect to the first and second quarters of 2017 of $0.10 per unit for each quarter will therefore be paid on or around September 5, 2017.

New Contracts & Dayrate Changes

1.	In April 2017, the West Aquarius secured a one well contract with BP Canada Energy Group ULC in eastern Canada. The contract is expected to commence in the second quarter of 2018. The backlog for the contract, estimated to be a maximum of 120 days, is expected to be approximately $31 million.

2.	In April 2017, notification was received from BP to commence preparing the West Capricorn for return to operations. The unit remained on extended standby rate until returning to normal contractual day rates on July 1, 2017.

3.	In May 2017, the West Capella secured a binding Letter of Award for a one well contract plus the option for a further three optional wells with PC Gabon Upstream S.A. (“Petronas Gabon”) in Gabon. Commencement is expected in the fourth quarter of 2017. The backlog for the firm portion of the contract is expected to be approximately $14 million. In July 2017, Petronas Gabon exercised the first optional well which will be assigned to Repsol Libreville, S.A. (“Repsol”). This well will commence in direct continuation of the initial firm well with Petronas Gabon.

4.	Medco Energi has acquired ConocoPhillips’ ownership interests in the South Natuna sea, Indonesia, and has assumed the drilling contract for the West Vencedor. In May 2017, Medco Energi exercised two of a potential 7 optional wells for the unit which is expected to employ the unit until November 2017.

Seadrill Partners’ order backlog as of August 24, 2017 is $1.9 billion and average contract duration is 1.5 years.

Financing and Liquidity

In August 2017, Seadrill Partners completed amendments to three secured credit facilities that relate to rigs purchased by Seadrill Partners from Seadrill Limited that will insulate Seadrill Partners from events of default related to Seadrill Limited’s potential use of chapter 11 proceedings to implement its restructuring plan.

The amendments to the three facilities remove Seadrill Limited and its consolidated entities as a borrower or guarantor, separate the facilities such that the resulting Seadrill Partners facilities are secured only by Seadrill Partners assets without recourse to Seadrill Limited or its assets, and extend the maturities of the resulting Seadrill Partners facilities by 2.5 years.

As part of this transaction Seadrill Partners has agreed to a prepayment of $100 million upon closing and two subsequent prepayments of $25 million, one of which will be made in February 2018 and another of which will be made in August 2018, in each case distributed pro rata across the three resulting Seadrill Partners facilities. Seadrill Partners also agreed to certain covenant and security amendments and to cancel the $100 million revolver provided by Seadrill Limited.

Seadrill Partners’ existing management and operational arrangements with Seadrill Limited will remain in place and Seadrill Partners’ business operations remain unaffected by Seadrill Limited’s restructuring efforts.

The facilities have been amended as follows:

1.	The secured credit facility relating to both the West Vela drillship (owned by Seadrill Partners) and the West Tellus drillship (owned by Seadrill Limited), has been split into two separate facilities, the “West Vela facility” and the “West Tellus facility”. Recourse of the West Vela facility ($322 million outstanding at the end of the second quarter) is now only to Seadrill Partners consolidated entities and recourse of the West Tellus facility is now only to Seadrill Limited consolidated entities. The maturity date of the West Vela facility has been extended from Q2 2018 to Q4 2020.

2.	Seadrill Limited has resigned as a guarantor to the secured credit facility relating to the West Polaris drillship (owned by Seadrill Partners). Recourse of the West Polaris facility is now only to Seadrill Partners consolidated entities ($261 million outstanding at the end of the second quarter). The maturity date of the West Polaris facility has been extended from Q1 2018 to Q3 2020.

3.	The secured credit facility relating to the T-15 & T-16 tender rigs (owned by Seadrill Partners) and the West Telesto jack-up (owned by Seadrill Limited) has been split into two separate facilities, the “Tender rig facility” and the “West Telesto facility”. Recourse of the Tender rig facility ($109 million outstanding at the end of the second quarter) is now only to Seadrill Partners consolidated entities and recourse of the West Telesto facility is now only to Seadrill Limited consolidated entities. The maturity date of the Tender rig facility has been extended from Q4 2017 to Q2 2020.

As of June 30, 2017, cash and cash equivalents were $919.1 million (1Q17: $862.4 million). Total liquidity for the Company was $1,069.1 million at the end of the quarter, including $150 million of available undrawn amounts under our two revolving credit facilities.

After adjusting for debt prepayments, planned common unit distributions and cancellation of the revolver provided by Seadrill Limited occurring in the third quarter, total liquidity at the end of the second quarter was approximately $840 million.

Interest bearing debt was $3.6 billion as of June 30, 2017.

Net debt as at June 30, 2017 was therefore $2.7 billion giving a ratio of net debt to trailing twelve month adjusted EBITDA4 of 2.8:1.

As of June 30, 2017, Seadrill Partners had interest rate swaps outstanding on principal debt of $3.4 billion, representing approximately 95% of debt obligations as of June 30, 2017. The average swapped rate, excluding bank margins, is approximately 2.27%.

Market Commentary

The offshore drilling market continues to show signs of improvement with increased tendering activity, continued scrapping and market consolidation. We expect the market to remain challenging in the short to medium term, however multiple years of under-investment in new fields and improving oil company cash flows at lower oil prices underpin our positive view of long term industry fundamentals.

Nevertheless, oil companies continue to focus on conserving cash and the current expectation for offshore spending for this year is less than estimates made at the beginning of the year. Taken into consideration with the continued supply overhang, this has resulted in tenders that are fiercely competitive. We expect to continue to remain disciplined in our approach to contracting by balancing the desire to keep our assets in service whilst not contracting our units at low rates for long term contracts.

[4]	Twelve month adjusted EBITDA: Twelve month trailing adjusted EBITDA means adjusted EBITDA for the twelve month period immediately prior to balance sheet date. Please see Appendix A for adjusted EBITDA definition.

Whilst the increased tendering activity over the past few quarters is encouraging, more tendering activity and more scrapping is required to balance the market. We remain confident that Seadrill Partners has the right fleet, customer focus and operational performance that positions us well for when the market turnaround materializes.

Outlook

Adjusted EBITDA5 for the third quarter of 2017 is expected to be lower than for the second quarter of 2017 at around $120 million, based on operating income of around $40 million, reflecting:

•	Idle time on the West Aquarius after concluding its contract with Statoil in July.

•	Lower termination fees relating to the West Sirius which concluded in July.

These decreases are expected to be partially offset by the West Capricorn returning to full contractual dayrate.

August 24, 2017

The Board of Directors

Seadrill Partners LLC

London, UK

Questions should be directed to:

Mark Morris: Chief Executive Officer

John T. Roche: Chief Financial Officer

[5]	Refer to appendix A

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding offshore drilling markets, the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts, contract backlog, forecasts of operating income and Adjusted EBITDA and the ability of the Company and Seadrill Limited to negotiate with lenders are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
(in $ millions)	June 30, 2017	March 31, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Operating revenues
Contract revenues	235.6	258.6	361.0	494.2	762.9
Reimbursable revenues	2.2	5.0	6.8	7.2	19.3
Other revenues	30.1	63.9	50.7	94.0	80.3

Total operating revenues	267.9	327.5	418.5	595.4	862.5

Revaluation of contingent consideration	—	21.3	—	21.3	—

Operating expenses
Vessel and rig operating expenses	78.5	75.8	96.5	154.3	206.2
Amortization of favorable contracts	17.6	17.5	17.6	35.1	35.3
Reimbursable expenses	2.0	4.6	6.1	6.6	17.6
Depreciation and amortization	70.8	67.0	64.8	137.8	132.5
General and administrative expenses	17.4	10.5	7.6	27.9	21.5

Total operating expenses	186.3	175.4	192.6	361.7	413.1

Operating income	81.6	173.4	225.9	255.0	449.4

Financial and other items
Interest income	3.8	3.2	3.2	7.0	5.5
Interest expense	(44.7)	(42.4)	(44.5)	(87.1)	(90.4)
Loss on derivative financial instruments	(16.7)	(6.2)	(28.3)	(22.9)	(98.0)
Foreign currency exchange gain/(loss)	0.8	(0.2)	(0.5)	0.6	0.1
Other financial items	(0.5)	(0.5)	—	(1.0)	—

Net financial items	(57.3)	(46.1)	(70.1)	(103.4)	(182.8)

Income before taxes	24.3	127.3	155.8	151.6	266.6

Tax expense	(7.7)	(20.4)	(43.6)	(28.1)	(81.2)

Net income	16.6	106.9	112.2	123.5	185.4

Net income attributable to Seadrill Partners LLC members	11.7	56.8	59.8	68.5	95.9

Net income attributable to the non-controlling interest	4.9	50.1	52.4	55.0	89.5

Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	75,278	75,278	75,278	75,278
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in $ millions)	As at June 30, 2017	As at December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	919.1	767.6
Accounts receivables, net	209.4	249.0
Amount due from related party	35.1	80.6
Other current assets	108.3	117.0

Total current assets	1,271.9	1,214.2

Non-current assets
Drilling units	5,261.8	5,340.9
Goodwill	3.2	3.2
Deferred tax assets	12.7	14.1
Other non-current assets	169.0	208.3

Total non-current assets	5,446.7	5,566.5

Total assets	6,718.6	6,780.7

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	600.7	93.8
Current portion of long-term related party debt	142.1	135.6
Trade accounts payable	45.0	31.9
Current portion of deferred and contingent consideration to related party	43.4	45.6
Related party payables	126.0	189.6
Other current liabilities	143.5	168.9

Total current liabilities	1,100.7	665.4

Non-current liabilities
Long-term debt	2,792.6	3,346.5
Long-term related party debt	—	24.7
Long-term deferred and contingent consideration to related party	127.3	157.6
Deferred tax liability	1.5	1.5
Other non-current liabilities	52.2	49.2

Total non-current liabilities	2,973.6	3,579.5

Total liabilities	4,074.3	4,244.9

Members’ capital:
Common unitholders (issued 75,278,250 units as at June 30, 2017 and as at December 31, 2016)	1,171.9	1,123.2
Subordinated unitholders (issued 16,543,350 units as at June 30, 2017 and as at December 31, 2016)	81.7	69.4
Seadrill member interest	—	—

Total members’ capital	1,253.6	1,192.6
Non-controlling interest	1,390.7	1,343.2

Total equity	2,644.3	2,535.8

Total liabilities and equity	6,718.6	6,780.7

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
(in $ millions)	June 30, 2017	June 30, 2016
Cash flows from operating activities
Net income	123.5	185.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	137.8	132.5
Amortization of deferred loan charges	5.8	5.5
Amortization of favorable contracts	35.1	35.3
Unrealized loss on derivative financial instruments	3.0	74.1
Unrealized foreign exchange gain	(2.0)	(2.8)
Payment for long term maintenance	(28.8)	(28.3)
Net movement in income taxes	4.8	20.1
Revaluation of contingent consideration	(21.3)	—
Accretion of discount on deferred consideration	7.8	8.8

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	41.6	(65.3)
Prepaid expenses and accrued income	(3.8)	8.8
Trade accounts payable	6.5	11.8
Related party balances	(19.4)	(27.8)
Other assets	16.7	35.4
Other liabilities	(21.4)	40.5
Changes in deferred revenue	(5.9)	(8.0)
Other, net	0.2	0.7

Net cash provided by operating activities	280.2	426.7

Cash flows from investing activities
Additions to drilling units	(24.0)	(1.9)
Insurance refund	—	6.4
Payment received from loans granted to related parties	39.4	49.3

Net cash provided by investing activities	15.4	53.8

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Six months ended
	June 30, 2017	June 30, 2016
(in $ millions)	Unaudited	Unaudited
Cash flows from financing activities
Repayments of long term debt	(52.6)	(52.5)
Repayments of related party debt	(57.7)	(177.0)
Debt fees paid	—	(0.3)
Contingent consideration paid	(18.9)	(40.7)
Cash distributions	(15.0)	(78.4)

Net cash used in financing activities	(144.2)	(348.9)

Effect of exchange rate changes on cash	0.1	(0.5)

Net increase in cash and cash equivalents	151.5	131.1
Cash and cash equivalents at beginning of the period	767.6	319.0

Cash and cash equivalents at the end of period	919.1	450.1

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

	Members’ capital
(in $ millions)	Common units	Subordinated units	Seadrill member	Total members’ capital	Non-controlling interest	Total equity
Balance at December 31, 2015	945.5	18.8	—	964.3	1,133.1	2,097.4

Net income	78.6	17.3	—	95.9	89.5	185.4
Cash distributions	(37.6)	—	—	(37.6)	(40.8)	(78.4)

Balance at June 30, 2016	986.5	36.1	—	1,022.6	1,181.8	2,204.4

Balance at December 31, 2016	1,123.2	69.4	—	1,192.6	1,343.2	2,535.8

Net income	56.2	12.3	—	68.5	55.0	123.5
Cash distributions	(7.5)	—	—	(7.5)	(7.5)	(15.0)

Balance at June 30, 2017	1,171.9	81.7	—	1,253.6	1,390.7	2,644.3

APPENDIX A - RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents Adjusted EBITDA less tax payments, interest payments and an allowance for maintenance and replacement capital expenditures. The allowance for maintenance and replacement capital expenditures reflects the estimated capital expenditures required to maintain the long-term operating capacity of Seadrill Partners’ revenue generating capital assets. These estimates are determined in accordance with our operating agreement.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

Under US GAAP Seadrill Partners is required to recognize changes in the market valuations of certain financial items in its statement of operations. These include the change in the fair value of its derivative instruments, principally interest rate swaps. These are non-cash gains or losses and will only become realized as the derivative matures or is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF.

The below table reconciles net income to DCF.

	Three months ended
	June 30, 2017	March 31, 2017
(in $ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	11.7	56.8

Net income attributable to non-controlling interest[5]	4.9	50.1
Income tax expense	7.7	20.4
Interest income	(3.8)	(3.2)
Interest expense	44.7	42.4
Loss on derivative financial instruments	16.7	6.2
Other financial items	0.5	0.5
Foreign currency exchange	(0.8)	0.2
Depreciation and amortization	70.8	67.0
Revaluation of contingent consideration	—	(21.3)
Amortization of favorable contracts	17.6	17.5
Mobilization fees recognized in income	(5.2)	(4.3)
Mobilization fees billed during quarter	6.0	5.0
Standby fees billed during quarter	0.8	0.8
Termination fees recognized in income	(1.5)	(34.2)
Termination fees billed during quarter	—	62.8
Deferred consideration falling due in quarter	(5.5)	(5.4)

Adjusted EBITDA	164.6	261.3

Interest receipts	3.6	3.0
Interest payments (includes interest rate swap net settlements)	(47.5)	(47.3)
Income tax payments	(12.7)	(22.0)
Allowance for long term maintenance expenditure[6]	(18.7)	(18.7)
Allowance for replacement capital expenditure[6]	(33.1)	(33.1)

Distributable cash flow before allocation to non-controlling interest	56.2	143.2

Allocation to non-controlling interest	(23.5)	(74.3)

Distributable cash flow	32.7	68.9

Distribution declared in respect of quarter[7]	7.5	7.5

Adjusted EBITDA

Adjusted EBITDA represents earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period Seadrill Partners may have significant, unusual or non-recurring items which it may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. Seadrill Partners believes that Adjusted EBITDA assists its investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

	Three months ended
	September 30, 2017	June 30, 2017	March 31, 2017
(in $ millions)	Forecast	Unaudited	Unaudited
Operating income	40.3	81.6	173.4

Depreciation and amortization	69.2	70.8	67.0
Revaluation of contingent consideration	—	—	(21.3)
Amortization of favorable contracts	17.6	17.6	17.5
Mobilization fees recognized in income	(4.4)	(5.2)	(4.3)
Mobilization fees billed during quarter	3.4	6.0	5.0
Standby fees billed during quarter	0.2	0.8	0.8
Termination fees recognized in income	—	(1.5)	(34.2)
Termination fees billed during quarter	—	—	62.8
Deferred consideration falling due in quarter	(6.4)	(5.5)	(5.4)

Adjusted EBITDA	119.9	164.6	261.3

[5]	The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.
[6]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

[7]	On April 28, it was announced that the Company deferred its first quarter 2017 distribution decision until an agreement is reached with its lending banks to insulate from potential events of default by Seadrill Limited. The recently announced amendments to three credit facilities have successfully insulated the company. A quarterly cash distribution with respect to the first and second quarters of 2017 of $0.10 per unit for each quarter will therefore be paid on or around September 5, 2017.

Net debt

Net debt is total interest bearing debt (gross of loan fees) net of cash and cash equivalents.

	As at June 30, 2017	As at March 31, 2017
(in $ millions)	Unaudited	Unaudited
Interest bearing debt (gross of loan fees)	3,576.5	3,617.0
Cash and cash equivalents	(919.1)	(862.4)

Net debt	2,657.4	2,754.6